

May 15, 2013

Via E-mail
Mr. Randall H. Brown
Chief Financial Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis, TN 38120

> **Re: Education Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-32417**

Dear Mr. Brown:

We have reviewed your response letter filed on May 13, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Outlook

Rents and Occupancy, page 38

1. We note your response to prior comment 1. Please confirm that in future filings, you will enhance your proposed disclosures by quantifying the number of communities that have been removed from the same-community portfolio as a result of redevelopment activities. To the extent redevelopment activities are material, please include general discussion of such activities within Item 7 of your filing.

<u>Financial Statements</u>

<u>4 – Acquisition and development of real estate investments, pages 80</u>

2. We note your response to prior comment 3. In future filings, please disclose a reconciliation between the contract price and the net assets acquired. Further, please clarify for us how the total net assets acquired of $231,483 reconciles to the use of cash of $284,775 for property acquisitions, net of cash within your consolidated statements of cash flows. It should be clear from your response what the primary reconciling items are.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief